UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Gushan Environmental Energy Limited

Form 6-k

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: November 18, 2009	By	/S/ FRANK NGAI CHI CHAN
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

NEW YORK, November 18, 2009 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU) today announced the results from its Annual General Meeting (AGM) held on November 18, 2009.

At this year’s AGM, shareholders approved all of the resolutions proposed in the AGM notice, including the adoption of the 2008 annual report, including the audited financial statements for the year ended December 31, 2008, and re-elections of directors Mr. Deyu Chen and Mr. Denny Lee. The total number of members of the board of directors remains five. KPMG was reappointed as the Independent Auditor for the fiscal year 2009.

“We are pleased that shareholders approved all of management’s proposed resolutions at this year’s Annual General Meeting,” stated Jianqiu Yu, Chairman and Principal Executive Officer. “We would like to thank all of our shareholders and our board of directors for their continued support of Gushan.”

About Gushan Environmental Energy Limited

Gushan is a leader in the PRC biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. The company produces biodiesel, a renewable, clean-burning and biodegradable fuel, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators, as well as to petroleum wholesalers and individual retail gas stations. The company has seven production facilities with a combined annual production capacity of 450,000 tons in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing. The company’s Sichuan, Beijing and Shanghai production facilities are currently in operation.

Exhibit 99.2

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces

Third Quarter 2009 Results

New York, November 18, 2009 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a leading producer of biodiesel in China, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2009.

Highlights for Third Quarter 2009

•	Total revenues decreased by 74.9% year-to-year and 34.3% quarter-on-quarter to RMB112.3 million (US$16.4 million).

•

Cost of revenues decreased by 43.4% year-to-year and 38.4% quarter-on-quarter to RMB161.3 million (US$23.6 million), including a provision of RMB19.3 million (US$2.8 million) for consumption tax pending a determination by PRC tax authorities. Factors other than the provision for consumption tax accounted for a decrease in cost of revenues by 50.1% year-to-year and a decrease by 22.2% quarter-on-quarter principally as a result of a decrease in production and sales volume during the period.

•

Gross loss amounted to RMB49.0 million (US$7.2 million), compared to a gross profit of RMB163.2 million for the third quarter of 2008 and a gross loss of RMB90.9 million for the second quarter of 2009.

•	Loss from operations totaled RMB77.3 million (US$11.3 million), compared to income of RMB135.1 million for the third quarter of 2008 and loss of RMB113.5 million for the second quarter of 2009.

•	Net loss amounted to RMB79.1 million (US$11.6 million), compared to net income of RMB74.7 million for the third quarter of 2008 and net loss of RMB111.9 million for the second quarter of 2009.

•

Net loss excluding share-based compensation expenses (non-GAAP) totaled RMB72.5 million (US$10.6 million), compared to net income of RMB86.1 million for the third quarter of 2008 and net loss of RMB104.3 million for the second quarter of 2009. (Note 1)

•	Sales volume of biodiesel decreased by 61.0% year-to-year and 38.0% quarter-on-quarter to 24,847 tons.

•	Average selling price of biodiesel decreased by 35.2% year-to-year and increased by 3.8% quarter-on-quarter to RMB4,111 (US$602.2) per ton.

•	Annual biodiesel production capacity increased by 16,000 tons (or approximately 48 million gallons) year-to-year to 450,000 tons.

•	Cash balance amounted to RMB590.0 million (US$86.4 million) with no bank borrowings as of September 30, 2009.

(in US$ thousands, except per share data and operating data)	Three Months Ended
	September 30, 2008	June 30, 2009	September 30, 2009
	(Note 2)	(Note 2)	(Note 2)
Revenues	65,636	25,043	16,447
Gross profit (loss)	23,914	(13,314)	(7,182)
Income (loss) from operations	19,795	(16,625)	(11,331)
Net income (loss)	10,947	(16,398)	(11,582)

Net income (loss) per ordinary share - Diluted	0.065	(0.098)	(0.069)
Net income (loss) per ADS - Diluted	0.131	(0.196)	(0.139)
Non-GAAP net income (loss) per ADS - Diluted (Note 1)	0.151	(0.183)	(0.127)

Gross profit (loss) margin (Note 3)	36.4%	(53.2)%	(43.7)%

Operating profit (loss) margin (Note 3)		30.2%	(66.4)%	(68.9)%
Net income (loss) margin (Note 3)		16.7%	(65.5)%	(70.4)%
Non-GAAP net income (loss) margin (Note 1 & 3)		19.2%	(61.0)%	(64.6)%

Sales volume of biodiesel (Note 4)	tons	63,632	40,100	24,847
Average selling price of biodiesel (Note 4)	RMB/ton	6,344	3,960	4,111
Sales volume of biodiesel by-products	tons	5,679	4,905	4,968
Average selling price of biodiesel by-products	RMB/ton	7,815	2,476	2,031

Note 1: GAAP represents Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP” or “GAAP”) in this announcement. All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth elsewhere in this press release.

Note 2: Translation from RMB into US$ at RMB6.8262 to US$1.00, see “Currency Convenience Translation” below.

Note 3: Gross profit (loss) margin, operating profit (loss) margin, net income (loss) margin and non-GAAP net income (loss) margin represent gross profit (loss), operating profit (loss), net income (loss) and non-GAAP net income (loss), respectively, divided by revenues.

Note 4: Sales volume of biodiesel includes biodiesel sold as a refined oil product to the fuel market and biodiesel sold as an intermediate product to the chemical industry. Average selling price of biodiesel represents total average selling price of biodiesel sold as a refined oil product to the fuel market and biodiesel sold as an intermediate product to the chemical industry.

“Continued uncertainty over the consumption tax issue and raw material cost pressures posed significant challenges for Gushan during the third quarter, resulting in lower production and sales volume and continued pressure on margins,” said Jianqiu Yu, Chairman and Principal Executive Officer of Gushan. “Nevertheless, Gushan made significant progress in diversifying its raw material sources during the third quarter and we expect that the long-term outlook for China’s biodiesel market and for Gushan will remain positive due to several positive indicators. For example, we believe that China’s economy has begun to recover, diesel prices have begun to stabilize and have even begun rising again and the outlook for industrial production and growth in China remains favorable. Moreover, despite the uncertainty over the consumption tax issue, China continues to demonstrate support for and promote clean energy sources such as biodiesel through its medium and long-term development plans. Gushan has a strong cash position and we believe it is well positioned to benefit as China’s economic recovery gains pace, signs of which, we believe, are already visible in rebounding industrial production and rising diesel prices.”

Financial Results for the Third Quarter of 2009

Revenues

The Company’s revenues amounted to RMB112.3 million (US$16.4 million) for the third quarter of 2009, representing a decrease of 74.9% from RMB448.0 million for the third quarter of 2008 and a decrease of 34.3% from RMB170.9 million for the second quarter of 2009. The decrease in revenues on a year-to-year basis was mainly due to a decrease in average selling prices and a decrease in the sales volume of both biodiesel and biodiesel by-products. The decrease in revenues on a sequential quarterly basis was mainly due to a decrease in the average selling price of by-products and a decrease in the sales volume of biodiesel.

The sales volume of biodiesel amounted to 24,847 tons for the third quarter of 2009, representing a decrease of 60.9% from 63,632 tons for the third quarter of 2008 and a decrease of 38.0% from 40,100 tons for the second quarter of 2009.

The average selling price of biodiesel was RMB4,111 (US$602.2) per ton for the third quarter of 2009, representing a decrease of 35.2% from RMB6,344 per ton for the third quarter of 2008 and an increase of 3.8% from RMB3,960 per ton for the second quarter of 2009.

The sales volume of biodiesel by-products amounted to 4,968 tons for the third quarter of 2009, representing a decrease of 12.5% from 5,679 tons for the third quarter of 2008, and an increase of 1.3% from 4,905 tons for the second quarter of 2009.

The average selling price of biodiesel by-products was RMB2,031 (US$297.5) per ton for the third quarter of 2009, representing a decrease of 74.0% from RMB7,815 per ton for the third quarter of 2008 and a decrease of 18.0% from RMB2,476 per ton for the second quarter of 2009.

The year-to-year and sequential quarterly decreases in the sales volume of biodiesel was mainly due to the temporary suspension of operations at certain of the Company’s plants in the third quarter of 2009. The Fujian plant suspended production in April 19, 2009 due to road maintenance that resulted in restricted access to the plant by the Company’s suppliers and customers. Additionally, as previously announced, Gushan’s management decided to extend the suspension of operations at Fujian Gushan in order to minimize operating cash outflows that would result from the contingent assessment of consumption tax from a local tax bureau. As of the date of this announcement, Fujian Gushan has not resumed production. Mainly as a result of the suspension of operations due to the consumption tax issue, Fujian Gushan’s sales volume of biodiesel for the third quarter of 2009 totaled 399 tons, representing a decrease of 26,506 tons, or 98.5%, compared to 26,905 tons for the third quarter of 2008. Fujian Gushan’s sales volume for the third quarter of 2009 also represented a decrease of 4,720 tons, or 92.2%, compared to 5,119 tons which were produced in the second quarter of 2009 before the commencement of road maintenance. From mid June 2009, the Shanghai plant suspended production as a result of the installation of additional facilities, which were added in connection with its recent capacity expansion, and integration with the existing facilities. Shanghai Gushan resumed production in mid August 2009. In mid September 2009, the Handan municipal government of Hebei province began road maintenance near the Hebei plant which resulted in restricted access to the plant by the Company’s suppliers and customers. As a result, the Company suspended operations at the Hebei plant commencing mid September 2009. Hebei Gushan is expected to resume production at the end of November 2009.

The year-to-year decrease in the average selling price of biodiesel was attributed to a decline in the market price of diesel in China beginning in the fourth quarter of 2008 and continuing throughout the first and second quarters of 2009, resulting from a significant decrease in global oil prices and to the rapid contraction of China’s industrial production amid the global financial crisis. The average selling price of biodiesel slightly increased in the third quarter of 2009.

The average selling prices of all biodiesel by-products decreased on a year-to-year basis as a result of a rapid decline in market prices of raw materials in the chemical industry caused by China’s slowing economy during the period. The average selling prices of biodiesel by-products did not change significantly in the third quarter of 2009 but the change in composition of individual by-products sold during the quarter caused the average selling price of biodiesel by-products as a group to decrease slightly.

Cost of Revenues

Cost of revenues for the third quarter of 2009 totaled RMB161.3 million (US$23.6 million), representing a decrease of 43.4% from RMB284.8 million for the third quarter of 2008 and a decrease of 38.4% from RMB261.8 million for the second quarter of 2009.

Cost of revenue for the third quarter of 2009 included a provision for consumption tax of RMB19.3 million (US$2.8 million). The provision for consumption tax was made on a basis of RMB0.8 per liter for 24.2 million liters of biodiesel products sold as a refined oil product by the Company for the third quarter of 2009. The Company sold 64.6 million liters and 34.6 million liters of biodiesel as a refined oil product in the first and second quarter of 2009 respectively. As previously disclosed, in April 2009, the State Administration of Taxation of Fujian Province (“Fujian SAT”) and Fujian Municipal Finance Bureau jointly issued a written proposal to the State Administration of Taxation of the PRC (“PRC SAT”), requesting that biodiesel products, that do not contain diesel content, be exempted from consumption tax. As of the date of this announcement, the PRC SAT has not replied to this proposal. Although the Company did not pay consumption tax for its sales of biodiesel products during the first three quarters of 2009, the Company made a provision for the tax. This provision will be reversed in subsequent financial statements if the PRC SAT issues a reply in favor of the Company.

Factors other than the provision for consumption tax accounted for a decrease in cost of revenues by 50.1% from RMB284.8 million for the third quarter of 2008 and a decrease by 22.2% from RMB182.4 million for the second quarter of 2009. This decrease on both a year-to-year and sequential quarterly basis was primarily attributable to decreases in the Company’s sales volume. The decrease was partially offset by an increase in the overall average unit cost for vegetable oil offal and used cooking oil, which increased by 8.8% from RMB2,729 per ton for the third quarter of 2008 and by 16.8% from RMB2,543 per ton for the second quarter of 2009 to RMB2,970 (US$435.1) per ton in the third quarter of 2009.

Gross Profit (loss)

The Company’s gross loss for the third quarter of 2009 totaled RMB49.0 million (US$7.2 million), compared to a gross profit of RMB163.2 million for the third quarter of 2008 and a gross loss of RMB90.9 million for the second quarter of 2009. The Company’s gross loss margin was 43.7%, including 17.2% attributable to the provision for consumption tax, for the third quarter of 2009 as compared to a gross profit margin of 36.4% for the third quarter of 2008 and a gross loss margin of 53.2%, including 46.4% attributable to the provision for consumption tax, for the second quarter of 2009.

The decrease in gross profit margin on a year-to-year basis was mainly due to the provision for consumption tax, a decrease in the average selling price of our biodiesel and biodiesel by-products, an increase in the average fixed production costs which resulted from a decrease in the production and sales volume of Gushan’s outputs, and the general increase in our average unit costs of raw materials. On a year-to-year basis, the average unit costs of the Company’s raw materials increased by 8.8% while the average selling prices of its biodiesel and biodiesel by-products decreased by 35.2% and 74.0%, respectively.

The improvement in gross loss margin on a sequential quarterly basis was mainly due a decrease in provision for consumption tax as the sales volume of biodiesel decreased. On a sequential quarterly basis, the average unit costs of the Company’s raw materials increased by 16.8% while the average selling prices of its biodiesel and biodiesel by-products increased slightly by 3.8% and decreased by 18.0%, respectively.

Research and Development Expenses

Research and development expenses totaled RMB1.1 million (US$0.2 million) in the third quarter of 2009, compared to RMB0.3 million for the third quarter of 2008 and RMB2.7 million for the second quarter of 2009. The increase on a year-to-year basis was due to the depreciation of Gushan Biomass, one of the Company’s subsidiaries which commenced research and development projects in 2009 in the PRC. The decrease on a sequential quarterly basis was due to a decrease in materials used in various research and development projects.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the third quarter of 2009 totaled RMB27.3 million (US$4.0 million), representing a decrease from RMB27.8 million for the third quarter of 2008 and an increase from RMB19.9 million for the second quarter of 2009.

The decrease on a year-to-year basis and the increase on a sequential quarterly basis were mainly due to the changes in share-based compensation and depreciation of certain of our plant and machinery. Share-based compensation for the third quarter of 2009 amounted to RMB6.2 million (US$0.9 million), representing a decrease from RMB10.8 million for the third quarter of 2008 and a decrease from RMB7.6 million for the second quarter of 2009, mainly as a result of the fact that amounts of share-based compensation recognized are declining over the vesting period. Depreciation for the third quarter of 2009 included RMB9.6 million (US$1.4 million) in respect of the plant and machinery at Chongqing Gushan and Hunan Gushan. Both Chongqing Gushan and Hunan Gushan completed their construction of production facilities in July 2009 but the Company decided to defer the commencement of production as long as the clarification of consumption tax issue with the respective local tax bureaus was pending. During this period of deferral, the depreciation in respect of plant and machinery at Chongqing Gushan and Hunan Gushan was recognized as an administrative expense.

Other Income (Expense)

Interest income for the quarter amounted to RMB0.4 million (US$0.1 million), representing a decrease from RMB7.6 million for the third quarter of 2008 and a decrease from RMB0.7 million from the second quarter of 2009. The decreases on both a year-to-year and sequential quarterly basis were mainly due to a decrease in interest rates for cash deposited in commercial banks and a decrease in the Company’s cash balance. The Company incurred a foreign exchange loss of RMB35,000 (US$5,000) for the third quarter of 2009, compared to a foreign exchange loss of RMB44.8 million for the third quarter of 2008 and a foreign exchange gain of RMB87,000 for the second quarter of 2009.

Income Tax Benefit (Expense)

Income tax benefit (expense) principally comprised Enterprise Income Tax (“EIT”) and a provision for dividend withholding tax during the current and comparative periods.

EIT for the third quarter of 2009 was a write-back of RMB97,000 (US$14,000), compared to a provision of RMB16.7 million for the third quarter of 2008 and a provision of RMB0.4 million for the second quarter of 2009. The decrease in EIT on both a year-to-year and a sequential quarterly basis was mainly due to the combined loss before income tax contributed by Fujian Gushan, Sichuan Gushan and Hebei Gushan. Beijing Gushan and Shanghai Gushan are exempted from EIT for the year ended December 31, 2008 and the year ending December 31, 2009.

In addition, the new enterprise income tax law (“New EIT Law”) which came into effect from January 1, 2008 also imposes a 10% withholding tax for dividends distributed by a foreign-invested enterprise to its immediate holding company outside the PRC beginning on January 1, 2008. Since the Company’s PRC subsidiaries are invested by immediate foreign holding companies, the Group is subject to withholding tax on dividends paid for earnings accumulated beginning on January 1, 2008. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, Hong Kong tax residents which hold 25% or more of the equity interest in a PRC enterprise are entitled to a reduced withholding rate of 5%. All of the Group’s foreign-invested enterprises are directly held by Hong Kong tax residents. Accordingly, a rate of 5% is applicable to the calculation of withholding tax for these companies. The Company has written back the provision by RMB1.6 million (US$0.2 million) for the third quarter of 2009, compared to a provision of RMB6.8 million for the third quarter of 2008 and a provision written back of RMB1.7 million for the second quarter of 2009 in respect of withholding tax which included, among others, the dividend withholding tax. The provisions written back in the second and third quarters were mainly due to the combined net loss after income tax benefit (expense) contributed by the Company’s operating subsidiaries in the PRC.

Net Income (loss)

The Company’s net loss amounted to RMB79.1 million (US$11.6 million) for the third quarter of 2009, compared to net income of RMB74.7 million for the third quarter of 2008 and net loss of RMB111.9 million for the second quarter of 2009.

Net loss excluding share-based compensation expenses (non-GAAP) amounted to RMB72.5 million (US$10.6 million) for the third quarter of 2009, compared to net income of RMB86.1 million for the third quarter of 2008 and net loss of RMB104.3 million for the second quarter of 2009.

Financial Condition

As of September 30, 2009, the Company had working capital of RMB454.3 million (US$66.5 million), reflecting total current assets of RMB659.8 million (US$96.6 million) less total current liabilities of RMB205.5 million (US$30.1 million). Of the total current assets, the Company had RMB590.0 million (US$86.4 million) in cash, represented by RMB171.6 million, HK$32.2 million and US$0.4 million deposited in licensed commercial banks in the PRC, and HK$2.0 million and US$56.4 million deposited in licensed commercial banks in Hong Kong. Up to the date of this announcement, the Company does not have any positions or commitments in respect of structured financial products.

Recent Events

Consumption Tax Law

As previously announced, Gushan’s management decided to suspend production at the Fujian plant in order to minimize operating cash outflows that would result from the contingent assessment of consumption tax from a local tax bureau. As of the date of this announcement, we have not received clarification from the PRC SAT on the consumption tax issue and Fujian Gushan has not resumed production. Gushan has also deferred commencement of production at its Chongqing and Hunan plants, pending clarification of the consumption tax issue.

As previously announced, Sichuan Gushan received a notice from the State Administration of Taxation of the San Tai County, Sichuan Province requesting that it submit tax returns accounting for consumption tax on all of Sichuan Gushan’s biodiesel sales at a rate of RMB0.8 per liter. However, after discussion with the tax authorities in Sichuan, in September 2009, the State Administration of Taxation of Sichuan Province (“Sichuan SAT”) agreed to defer the assessment of consumption tax on Sichuan Gushan until a decision is rendered by the PRC SAT. As a result, there will be no impact on current operating cash flows and production at Sichuan Gushan.

As of the date of this announcement, Gushan’s other plants have not received similar consumption tax assessments on sales of biodiesel. However, no assurance can be given that Gushan will not receive such assessments for its other plants. Furthermore, due to ambiguity surrounding the application of consumption tax on biodiesel, there can be no assurance that the PRC SAT will determine that Gushan’s biodiesel sales are exempt from the new PRC regulations on consumption tax rates to be levied on diesel products, which took effect on January 1, 2009. Based on the Company’s internal estimates, the Company sold approximately 123.4 million liters of biodiesel as a refined oil product during the nine months ended September 30, 2009. If Gushan is subject to consumption tax on its biodiesel sales as from January 1, 2009, it would be required to pay consumption tax in an approximate amount of RMB98.7 million (US$14.5 million) for the nine months ended September 30, 2009 and will continue to pay this tax for sales going forward. In such circumstances, Gushan may be unable to continue production until such time as market prices for biodiesel increase sufficiently to allow Gushan to achieve positive cash flows while paying such consumption tax. As a result, Gushan’s business would be materially and adversely affected. Although the Company did not pay consumption tax for its sales of biodiesel products during the first three quarters of 2009, the Company made a provision for the tax. This provision will be reversed in subsequent financial statements if the PRC SAT issues a reply in favor of the Company.

Expansion and suspension of the Shanghai plant

From mid June 2009, the Shanghai plant suspended production as a result of the installation of additional facilities, which were added in connection with its recent capacity expansion, and integration with the existing facilities. Shanghai Gushan resumed production at its existing facilities in mid August 2009 and, in September, commenced operating its additional facilities, which added 50,000 tons to the Company’s annual biodiesel production capacity.

Road maintenance and suspension of Hebei plant

From mid September 2009, the Handan municipal government of Hebei province performed road maintenance near the Hebei plant which resulted in restricted access to the Hebei plant by the Company’s suppliers and customers. As a result, the Company suspended operations at the Hebei plant commencing mid September 2009. Hebei Gushan is expected to resume production at the end of November 2009.

Long-term supply contracts of castor bean oil

During the third quarter of 2009, the Company signed a 5-year fixed-price supply contract with a supplier of castor bean in Indonesia and a 3-year cost-plus contract with another supplier of castor bean oil in Sichuan. The purchase price under the contract with the Indonesian supplier may be adjusted based on the consumer price index from time to time. With these supply contracts, the Company expects to purchase 20,000 tons to over 100,000 tons of castor bean oil each year during the contract periods. The major purpose of these contracts is to diversify and secure a source of raw materials at a stable price. Castor bean oil itself is an intermediate product in the chemical industry as well as a raw material to produce biodiesel.

Business Outlook for Fiscal Year 2009

The third quarter continued to be a difficult one for Gushan, with increasing pressure on margins as raw material costs rose, as well as reduced production and sales volume, largely associated with uncertainty over the consumption tax issue, which at this date remains unresolved.

During the quarter, despite the continued recovery of world oil prices and the resulting increases in the Chinese Government’s Guidance Prices, demand for diesel in China remained weak and as such the Company’s average biodiesel selling prices only improved slightly from the previous quarter. The increase in average biodiesel selling prices was not sufficient to compensate for the more significant increase in raw material costs which resulted in a deterioration of margins. As mentioned earlier in the sub-section “Long-term supply contracts of castor bean oil” under the section “Recent Events”, the signing of long term supply contracts for castor bean oil with suppliers in Indonesia and China during the quarter is a major step for the Company towards addressing the issue of rising raw material costs. The Company is actively continuing its efforts in securing similar long term raw material supply contracts in order to diversify and secure its source of raw materials at a stable price.

As of this date, the Company has not received clarification from the PRC SAT on the consumption tax issue. However, after discussion with the tax authorities in Sichuan, in September 2009, the Sichuan SAT agreed to defer the assessment of consumption tax on Sichuan Gushan until a decision is rendered by the PRC SAT. As a result, there will be no impact on current operating cash flows and production at Sichuan Gushan. Although Sichuan Gushan is continuing production, production at Fujian Gushan remained suspended. Given the current biodiesel selling prices and margins, production at Fujian Gushan is expected to remain suspended pending the clarification of the consumption tax issue by the PRC SAT. If Sichuan Gushan is eventually required to pay consumption tax, the Company may also suspend production at Sichuan Gushan. The Company has been in discussions with tax authorities in Chongqing and Hunan on the consumption tax issue, however, pending resolution of this issue, the Company has not commenced production at Chongqing Gushan and Hunan Gushan. To date, none of the Company’s other production plants have received consumption tax assessments, however, no assurance can be given that Gushan will not receive such assessments for its other plants. If at any time, such request is received, Gushan will evaluate the appropriateness of a suspension of production at additional plants on a case-by-case basis. The Company is continuing its efforts in expanding alternative sales channels, including sales to the chemical industry, and in developing new products for the chemical industry in order to mitigate the potential adverse impact from the consumption tax issue. However, no assurance can be given that these efforts will be successful.

As a result of the above, the Company expects the remainder of 2009 to continue to be challenging for Gushan’s business operations.

Gushan’s production expansion plans for 2009 and 2010 remains intact despite the challenging business environment as the Company continues to believe in the long-term prospects of its business and has the financial strength to pursue them. With the completion of Shanghai Gushan’s capacity expansion of 50,000 tons, Gushan’s total annual biodiesel production capacity has now reached 450,000 tons, or approximately 135 million gallons. Upon the commencement of operation at the new plant in Sichuan, which will have an annual production capacity of 50,000 tons and which is on track to be completed by the first half of 2010, Gushan’s total annual biodiesel production capacity is expected to reach 500,000 tons, or approximately 150 million gallons. However, Gushan will continue to closely monitor its market situation and will make changes to its expansion plans as necessary.

Interim Financial Statements

The unaudited condensed consolidated statements of operations, balance sheets and cash flow statements accompanying this press release have been prepared by management using U.S. GAAP. These interim financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP. The December 31, 2008 balance sheet was derived from audited consolidated financial statements of the Company.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this earnings release, made solely for the purpose of reader’s convenience, is based on the H.10 statistical release of the Federal Reserve Board as of September 30, 2009, which was RMB6.8262 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.

Conference Call

Gushan’s management will hold its third quarter 2009 earnings conference call at 8:30 a.m. U.S. Eastern Time (9:30 p.m. Beijing / Hong Kong Time) on November 18, 2009.

Dial-in details for the earnings conference call are as follows:

US Toll Free Number	1. 866.788.0542

US Toll Number: (for international callers)	1. 857.350.1680

Hong Kong Toll Number	852. 3002 1672

Hong Kong Toll Free Number	800.96.3844

China Toll Free Number	10.800.130.0399

UK Toll Free Number	00.800.280.02002

UK Toll Number (for international callers)	44.207.365.8426

Passcode:	61677736

A replay of the call will be available on the same day at 10:30 a.m. U.S. Eastern Time (or 11:30 a.m. Hong Kong Time) until November 25, 2009 and may be accessed by phone at the following numbers.

US Toll Free Number:	1.888.286.8010

US Toll Number: (for international callers)	1.617.801.6888

Passcode:	90353670

In addition, a live and archived webcast of this conference call will be available on the Investor Relations section of Gushan’s website at www.chinagushan.com.

About Gushan Environmental Energy Limited

Gushan is a leader in the PRC biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. The company produces biodiesel, a renewable, clean-burning and biodegradable fuel, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators, as well as to petroleum wholesalers and individual retail gas stations. The company has seven production facilities with a combined annual production capacity of 450,000 tons in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing. The company’s Sichuan, Beijing and Shanghai production facilities are currently in operation.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form 20-F, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement Gushan’s consolidated financial results presented in accordance with U.S. GAAP, Gushan uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation, basic and diluted net income per ADS excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP measures to non-GAAP measures” set forth at the end of this release.

Gushan believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation that may not be indicative of its operating performance from a cash perspective. Gushan believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Gushan computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Gushan believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation, and basic and diluted earnings per share and per ADS excluding share-based compensation is that these non-GAAP measures exclude share-based compensation that has been and will continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures to non-GAAP financial measures.

- FINANCIAL TABLES FOLLOW -

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts expressed in thousands, except per share data and number of shares)

	Three Months Ended
	September 30, 2008	June 30, 2009	September 30, 2009
	RMB	RMB	RMB	USD
Revenue	448,045	170,946	112,273	16,447

Cost of revenues	(284,801)	(261,828)	(161,297)	(23,629)

Gross profit (loss)	163,244	(90,882)	(49,024)	(7,182)

Operating expenses

Research and development	(288)	(2,657)	(1,051)	(154)

Selling, general and administrative	(27,828)	(19,945)	(27,269)	(3,995)

Total operating expenses	(28,116)	(22,602)	(28,320)	(4,149)

Income (loss) from operations	135,128	(113,484)	(77,344)	(11,331)

Other income (expense):

Interest income	7,556	666	389	57

Interest expense	(73)	—	—	—

Foreign currency exchange losses	(44,791)	(87)	(35)	(5)

Other income (expenses), net	391	(320)	(3,750)	(549)

Earnings (loss) before income tax	98,211	(113,225)	(80,740)	(11,828)

Income tax benefit (expense)	(23,483)	1,286	1,679	246

Net income (loss)	74,728	(111,939)	(79,061)	(11,582)

Net income (loss) per ordinary share

- Basic	0.448	(0.671)	(0.474)	(0.069)

- Diluted	0.446	(0.671)	(0.474)	(0.069)

Net income (loss) per ADS

- Basic	0.896	(1.342)	(0.948)	(0.139)

- Diluted	0.892	(1.342)	(0.948)	(0.139)

Weighted average ordinary shares outstanding

- Basic	166,831,943	166,831,943	166,831,943	166,831,943

- Diluted	167,553,016	166,831,943	166,831,943	166,831,943

Weighted average ADS outstanding

- Basic	83,415,972	83,415,972	83,415,972	83,415,972

- Diluted	83,776,508	83,415,972	83,415,972	83,415,972

Share-based compensation expenses included in:-

Cost of revenues	584	(129)	289	42

Research and development expenses	44	192	93	14

Selling, general and administrative expenses	10,772	7,550	6,160	902

GUSHAN ENVIRONMENTAL ENERGY LIMITED

CONSOLIDATED CONDENSED BALANCE SHEETS

(Amounts expressed in thousands)

	December 31, 2008	September 30, 2009
	RMB	RMB	US$

ASSETS

Current assets:

Cash	963,228	590,004	86,432

Accounts receivable	12,926	4,121	604

Inventories	59,246	40,111	5,876

Prepaid expenses and other current assets	10,227	22,667	3,320

Income tax receivable	13,501	2,022	296

Deferred tax assets	1,206	826	121

Total current assets	1,060,334	659,751	96,649

Property, plant and equipment, net	1,451,533	1,671,731	244,899

Land use rights	84,101	85,682	12,552

Deferred tax assets	4,568	205	30

Other assets	3,500	8,470	1,241

Total assets	2,604,036	2,425,839	355,371

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable	3,345	2,429	356

Accounts payable for property, plant and equipment	105,842	70,044	10,261

Accrued expenses and other payables	61,969	32,287	4,730

Provision for consumption tax	—	98,700	14,459

Income tax payable	14,108	2,032	297

Total current liabilities	185,264	205,492	30,103

Deferred tax liabilities	21,951	20,362	2,983

Income tax payable	5,500	6,303	923

Other non-current liabilities	13,551	11,846	1,735

Total liabilities	226,266	244,003	35,744

Shareholders’ equity:

Ordinary shares	1	1	—

Additional paid-in capital	1,475,669	1,500,094	219,756

Accumulated other comprehensive loss	(47,359)	(47,708)	(6,989)

Retained earnings	949,459	729,449	106,860

Total shareholders’ equity	2,377,770	2,181,836	319,627

Total liabilities and shareholders’ equity	2,604,036	2,425,839	355,371

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands)

	Three Months Ended
	September 30, 2008	June 30, 2009	September 30, 2009
	RMB	RMB	RMB	US$

Cash flows from operating activities
Net income (loss)	74,728	(111,939)	(79,061)	(11,582)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	11,400	7,613	6,542	958
Depreciation	23,221	25,154	35,367	5,181
Land use rights expense	338	383	371	54
Loss on disposal of property, plant and equipment	31	—	—	—
Foreign currency exchange losses	44,791	87	35	5
Deferred tax expense	—	(1,687)	(1,583)	(232)
Inventory written down	—	—	1,750	256
Change in assets and liabilities
Accounts receivable	6,682	4,523	750	110
Inventories	(8,947)	13,080	(1,412)	(207)
Prepaid expenses and other current assets	(154)	(5,433)	(12,556)	(1,840)
Income tax receivable	—	4,693	13,022	1,908
Accounts payable	1,873	(3,589)	(71)	(10)
Accrued expenses and other payables	5,230	(10,923)	2,044	300
Income tax payable	1,360	(2,380)	460	68
Provision for consumption tax	—	79,400	19,300	2,827
Other non-current liabilities	(561)	(565)	(564)	(82)
Other assets	145	145	3,790	555

Net cash provided by (used in) operating activities	160,137	(1,438)	(11,816)	(1,731)

Cash flows from investing activities

Purchase of property, plant and equipment	(57,732)	(114,140)	(77,055)	(11,288)
Payments for land use rights	(2,321)	(9,636)	(6,062)	(888)

Net cash used in investing activities	(60,053)	(123,776)	(83,117)	(12,176)

Cash flows from financing activities
Payments of dividends	—	(26,693)	—	—

Net cash used in financing activities	—	(26,693)	—	—

Effect of foreign exchange rate changes on cash	(40,329)	(338)	(209)	(31)

Decrease in cash	59,755	(152,245)	(95,142)	(13,938)
Cash at beginning of period	1,152,554	837,391	685,146	100,370

Cash at end of period	1,212,309	685,146	590,004	86,432

GUSHAN ENVIRONMENTAL ENERGY LIMITED

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(Amounts expressed in thousands, except per share data)

	Three Months Ended
	September 30, 2008	June 30, 2009	September 30, 2009
	RMB	RMB	RMB	USD

GAAP net income (loss)	74,728	(111,939)	(79,061)	(11,582)

Share-based compensation	11,400	7,613	6,542	958

Non-GAAP net income (loss)	86,128	(104,326)	(72,519)	(10,624)

GAAP net income (loss) per ADS - Basic	0.896	(1.342)	(0.948)	(0.139)

Share-based compensation per ADS - Basic	0.137	0.091	0.079	0.012

Non-GAAP net income (loss) per ADS - Basic	1.033	(1.251)	(0.869)	(0.127)

GAAP net income (loss) per ADS - Diluted	0.892	(1.342)	(0.948)	(0.139)

Share-based compensation per ADS - Diluted	0.136	0.091	0.079	0.012

Non-GAAP net income (loss) per ADS - Diluted	1.028	(1.251)	(0.869)	(0.127)